 EXHIBIT 99.1

Re:    Midroog Report

Ramat-Gan, Israel	January 21, 2019

Internet Gold – Golden Lines Ltd. (NASDAQ Global Select Market and TASE: IGLD) (the “Company”) announced the latest report of Midroog Ltd. concerning the debentures (Series C and D) issued by the Company.

Midroog is lowering the rating of the debentures (Series C and D) from Ca.il to C.il with rating outlook of stable.

The downgrade reflects Midroog’s assessment following a default (as defined by Midroog standards) of obligations of B Communications Ltd. (“Bcom”), which erodes the main asset of the Company.

According to Midroog, the Company's main asset is its 51.9% control of the share capital of Bcom, which holds 26.3% of the share capital of Bezeq, the Israel Telecommunication Corp. Ltd. (“Bezeq”). In its assessment of the rate of possible repayment for the Company’s debenture holders, Midroog took into account Bcom’s situation and its repayment probabilities for its debentures. Midroog believes Bcom will act to promote two main alternatives to the debt arrangement with Bcom’s debenture holders: the entry of a new investor into the company and a revised repayment schedule, or alternatively the sale of Bezeq shares to an outside investor. Furthermore, Midroog assumes that if these scenarios do not take place, Bcom or Bcom’s debenture holders, will turn to the alternative of liquidation of Bcom’s assets through a trustee appointed by the debenture holders or by a court of law.

The above description of Midroog’s report is only a short summary of the main points and it should not be relied upon as a complete description of the full report. The full description and report can be viewed at: http://maya.tase.co.il

Notes

The market, the regulatory environment and Bezeq’s specific situation continue to remain highly volatile.

In view of the latest developments, the Company wishes to clarify that it will also issue, in addition to the current reporting situation, reports according to the “Hybrid Disclosure Model” pursuant to the rules of the Israel Securities Authority